February 13, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Ada D. Sarmento, Esq.

Re:	INmune Bio Inc.
Draft Registration Statement on Form S-1 Submitted December 1, 2017 CIK No. 0001711754

Dear Ms. Sarmento:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 30, 2017 relating to the draft registration statement submitted by INmune Bio Inc. referenced above. Also submitted is draft Amendment Number 1 to the Registration Statement.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Draft Registration Statement on Form S-1 Cover Page

1.	Please revise your cover page to provide bona fide pricing information as required by Item 501 of Regulation S-K.

Response: The pricing information required by Item 501 of Regulation S-K will be provided in a subsequent amendment to the Registration Statement.

2.

Please clarify on the prospectus cover page and elsewhere as applicable whether any sales in the secondary offering will occur prior to the closing of the shares to be sold in your initial public offering. If the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

Response: The Registration Statement has been revised to note that the Company will be conducting the primary and secondary offerings concurrently and the prices of each may be different.

3.	Please limit your cover page to one page. See Item 501(b) of Regulation S-K.

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Response: The Cover page has been limited to one page.

4.

Where you state your intention to apply for listing on a national exchange or marketplace, please revise to state that you will not apply until after effectiveness of the registration statement, and that obtaining a listing is not a condition to the offering.

Response: The Company intends to apply for a listing on a national exchange or marketplace prior to the effectiveness of the registration statement and will not seek effectiveness of the Registration Statement until it has obtained a listing.

Prospectus Summary, page 1

5.	Please explain what INMB and DC stand for and what you mean by NK/DC crosstalk in this section.

Response: The Registration Statement has been revised to explain what INMB and DC stand for and to explain what is meant by NK/DC cross talk.

6.

It appears that you have not commenced any clinical trials for any of your product candidates. Please revise your product pipeline table on page 9 to better illustrate the current status of development of your product candidates and to disclose the indications you are pursuing as well as your anticipated development timelines.

Response: The Company’s product pipeline table has been revised in accordance with the staff’s comment.

7.

Please revise the product pipeline table on page 9 to eliminate any duplication that may cause confusion. If you have only two product candidates, there should only be two rows identifying those candidates in the table. We note your disclosure on page 16 that you are currently focused on the development of a single product candidate, INKmune. If that is correct, please revise the table and the prospectus accordingly.

Response: The Company has revised the pipeline table in accordance with the staff’s comment. The Company has also deleted the risk factor referencing that it was only focusing on the development of a single product.

8.

Please disclose in the Summary whether you have any active INDs related to INKmune or INB03 and disclose the status of any such IND. Please also disclose in the Business section the date of filing for each IND, the sponsor, and the subject matter. Please include similar disclosure with respect to the EMA or any other drug regulatory authorities.

Response: The Registration Statement has been revised to note that the Company does not have any active INDs for either of its products.

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9.

Given the early stage of development of your product candidates, please revise to eliminate disclosure suggesting that they may be "safer, easier to execute and more effective than currently available treatments." As available treatments may have been approved by the FDA or similar regulatory agencies, the basis for this belief is unclear. In addition, this disclosure suggests that it may be likely that your candidates will be approved by the FDA or other agencies.

Response: The disclosure referenced in comment 9 has been deleted from the Registration Statement.

Forward-Looking Statements, page 7

10.

Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

Response: The forward-looking statements paragraph has been revised to remove the references to section 27A of the Securities Act and Section 21E of the Exchange Act.

JOBS Act, page 10

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the staff that, to date, neither, it, nor anyone authorized to do so on its behalf, has presented or will present any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

12.

Based on the disclosure on the cover page, it appears that you have elected to use the transition period for complying with new or revised accounting standards. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: The Registration Statement has been revised in response to the staff’s comment. We have also disclosed the above in our MD&A section.

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Summary of the Offering, page 11

13.

We note your disclosure under the escrow and subscription procedures headings in this section and elsewhere in the prospectus concerning the purchase of common stock and warrants by investors. As you are only offering investors common stock, please revise accordingly.

Response: The Registration Statement has been revised to remove references to warrants.

Risk Factors, page 13

14.

Given that you intend to conduct a primary and a secondary offering and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the offering price in your best efforts offering.

Response: The Registration Statement has been revised to add a risk factor noting that the purchasers in the resale offering could pay more or less than the offering price in the Company’s best efforts offering. Please see page 34.

Use of Proceeds, page 36

15.

We note your disclosure of the intended uses of proceeds. Please disclose the approximate amount intended to be used for each such purpose as required by Item 504 of Regulation S-K. Please also indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K. Please also make conforming changes throughout the prospectus as applicable.

Response: The Use of proceeds section of the Registration Statement has been revised in response to the staff’s comment. Please see page 34.

16.

If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Registration Statement has been revised to note that the Company does not expect to need material amounts of other funds. Please see page 34.

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Dilution, page 38

17.	Please tell us how the net tangible book value of $1,328,080 was calculated.

Response: The Registration Statement has been revised to correct the net tangible book value of $1,872,782 at September 30, 2017.

18.

You disclose that the assumed public offering price is $1.50 but elsewhere in the document the assumed public offering price is blank. Please confirm whether $1.50 is the assumed public offering price.

Response: The Registration Statement has been revised to remove the references to $1.50 as the assumed public offering price has not yet been determined.

Business, page 39

19.

Please discuss any completed or ongoing clinical and pre-clinical trials for your product candidates. The descriptions of your trials should include when they began, where they are being conducted, the number of participants, the method by which your products are administered, serious adverse effects, and primary and secondary endpoints. To the extent you have completed any trials, your discussion should describe your results.

Response: The Registration Statement has been revised in response to the staff’s comment.

20.	Please expand the disclosure in this section to discuss your manufacturing business referenced on page 64 and provide the disclosure required by Item 101(h)(4) of Regulation S-K.

Response: The disclosure has been expanded in accordance with the staff’s comment.

INKmune: Our NK cell Directed Product Candidate, page 42

21.

We note your disclosure in this section about the potential effects of INKmune such as converting a resting NK cell into a tumor primed NK cell. As you have not demonstrated the efficacy of your product candidate yet, please revise these statements to indicate that they are your beliefs.

Response: The Registration Statement has been revised in response to the staff’s comment.

22.

It appears from your description that further activation of "tumor primed NK cells" will be necessary to kill cancer cells after INKmune is administered. Please revise here and in the Prospectus Summary to clarify that your candidate is designed to work in conjunction with other therapies and is not designed to kill cancer cells itself. If true, state that you have not yet identified the product(s) to be used in combination with your candidates in clinical trials. Provide similar clarification with respect to your INB03 candidate in the Prospectus Summary.

Response: The registration statement has been revised in response to the staff’s comment.

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Intellectual Property, page 47

23.

Please revise the table on page 47 to disclose the specific products, product groups and technologies to which each patent in the table relates, whether the patents are owned or licensed from third parties, the type of patent protection, such as composition of matter, use or process, and the patent expiration dates. Please also explain what jurisdictions are covered by PCT in the last column in the table.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 45.

24.	Please explain what EMA MA stands for on page 48.

Response: The Registration Statement has been revised to specify that the European Medicines Agency (EMA) is a decentralized agency of the European Union responsible for the scientific evaluation, supervision and safety monitoring of medicines in the European Union.

25.

We note your disclosure in this section regarding an exclusive license agreement with INmune Ventures, LLC, an assignment and assumption agreement with Immune Ventures LLC regarding an exclusive license agreement with the University of Pittsburgh, a license agreement with Xencor, Inc., a voting agreement with Xencor and a joint development agreement with Novamune, Inc. Please file these agreements as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response: We have filed the license agreement with Inmune Ventures, the Assignment and Assumption Agreement with Inmune Ventures, the License Agreement with the University of Pittsburgh, and the Joint Development Agreement with Novamune. The Company will address the remaining agreements referenced above supplementally.

INKmune License Agreement, page 48

26.

Please disclose the nature and scope of the intellectual property transferred in the license agreement with INmune Ventures, LLC, the duration of the agreement, the royalty term and the termination provisions.

Response: The Registration Statement has been revised in response to the staff’s comment.

27.

We note your disclosure that the royalty term for the Xencor license agreement ends on the date that is the later of (a) the expiration of the last to expire valid claim covering such Licensed Product in such country or (b) ten years following the first sale to a third party of the licensed product in such country. Please define the capitalized term Licensed Product and revise to provide details regarding what a valid claim would be. Please also disclose the duration of this agreement and any termination provisions. Finally, please revise to disclose the omitted terms from the last paragraph on page 48 regarding the shares issued and the warrant exercise price.

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Response: The Registration Statement has bene revised in response to the staff’s comment.

INKmune Research and Development, page 49

28.	Please disclose the duration of the joint development agreement with Novamune, Inc. and any termination provisions.

Response: The Registration Statement has been revised to state duration of the joint development agreement.

Our Innate Immune System Check-point inhibitor product candidate, page 50

29.	We note your reference to data published in a peer reviewed journal in 2016. Please disclose the name of the journal and the article in this section.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 48.

30.	We note your reference to animal models of inflammatory cancer. Please provide more details regarding these models, including who developed them and when.

Response: The Registration Statement has been revised in response to the staff’s comment.

Government Regulation, page 52

31.

We note your disclosure on page 43 that you plan to submit a CTA to MHRA in the first quarter of 2018 to support your ovarian cancer Phase I/II trial in the UK and on page 50 that you plan to perform Phase I and Phase II trials with INB03 in Australia under the regulatory authority of the TGA. Please briefly describe how the drug approval process works in these jurisdictions. Please also disclose what CTA and TGA stand for in this section.

Response: The Registration Statement has been revised in response to the staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

32.	Please include a discussion of liquidity and capital resources as required by Item 303 of Regulation S-K.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 65.

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Fair Value of Financial Instruments, page 63

33.

The amount of the derivative warrant liability at September 30, 2017 is disclosed as XXX million. You disclose on page 101 that the warrants issued during 2017 were recorded as additional paid in capital. Please clarify whether you had any derivative warrant liabilities as of September 30, 2017.

Response: The Registration Statement has been revised in response to the staff’s comment and it was determined that this section wasn’t needed and subsequently removed.

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 64

34.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company will respond to the staffs’ comment once it has an estimated offering price or range.

Licensing and Collaboration Agreements, page 64

35.

Please disclose the duration of your agreement with the Anthony Nolan Cord Blood Bank, the royalty term, any termination provisions and what the rights and obligations are of both parties under the agreement. Please file this agreement as an exhibit to the registration statement or tell us why you believe that you are not required to file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Registration Statement has been revised in response to the staff’s comments.

Comparison of the nine months ended September 30, 2017 and September 30, 2016, page 65

36.

Please revise the line item 'Operating Expenses' to 'General and administrative' and revise the line item 'Net and comprehensive loss' to 'Net Loss' to be consistent with the statement of operations. Please expand your disclosures to explain the reason for the increase in general and administrative expense. In addition, include an explanation for the increase in Other Income.

Response: The Registration Statement has been revised in response to the staff’s comment.

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Management, page 66

37.

Please disclose what SAB stands for in Mr. Lowdell's biography. Please describe Mr. Moss's role in taking Tonix Pharmaceuticals public and disclose when that occurred. Please also provide the years when Mr. Moss was Managing Director, Corporate Finance and Managing Partner and the names of the New York based securities firm and Seattle based venture capital firm. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Registration Statement has been revised in response to the staff’s comment.

38.	Please describe the arrangement or understanding pursuant to which Mr. Baracchini was selected to serve as a director. Refer to Item 404(a) of Regulation S-K.

Response: The Registration Statement has been revised in response to the staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 74

39.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Novamune, Inc.

40.

Response: The Registration Statement has been revised in response to the staff’s comment.

Please revise the table to reflect Xencor, Inc. as a greater than 5% shareholder.

Response: The Registration Statement has been revised in response to the staff’s comment.

Certain Relationships and Related Transactions, page 75

41.

We note your disclosure that there have been no transactions or proposed transactions since the formation of the company, which have materially affected or will materially affect the company in which any director, executive officer or beneficial holder of more than 5% of our outstanding common or preferred stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as discussed in this section. Please note that Item 404(d) of Regulation S-K requires that smaller reporting companies disclose related party transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years. Please revise or advise. Please also refer to Instruction 1 to Item 404 of Regulation S-K.

Response: The Registration Statement has been revised in response to the staff’s comment.

42.	Please provide disclosure pursuant to Item 404 regarding the license agreement with Xencor reflected on page 92.

Response: The Registration Statement has been revised in response to the staff’s comment.

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Consolidated Financial Statements for the Year Ended December 31, 2016 and from September 25, 2015 (Inception) to December 31, 2015

Note 8 - Commitments and Contingencies, page 91

43.

As it relates to the shares issued (or to be issued after the restriction period ends) as part of the Settlement Agreement, please tell us how you determined that liability classification was appropriate given that your settlement obligation is based on a fixed number of shares at a fixed price. Cite the authoritative literature upon which you relied in making this determination. This comment also applies to the $30,000 stock payable to your law firm for 20,000 shares of common stock at $1.50 per share.

Response: As part of the Settlement Agreement, the Company agreed to issue 33,335 shares of its common stock in full settlement of the amounts owed. These shares are being held by the Company subject to a restriction on transfer for a period of two years from the date the Company completes an initial public offering or otherwise becomes a public company. These shares have not yet been issued. The Registration Statement has been revised to describe the shares owed as a part of this settlement as a long-term stock payable and has supplemented the related disclosure in our footnote to better describe the settlement.

Regarding the $30,000 stock payable, the Company agreed to issue the 20,000 shares of common stock at $1.50 as a part of its original agreement with its law firm in 2015. These shares were not issued until after September 30, 2017. As a result, a liability to represent the Company’s obligation to issues these shares was recorded in 2015. Upon the issuance of these shares, the Company will recognize the $30,000 as equity. The Registration Statement has been revised to supplement the related disclosure in our footnote.

Note 9 - Subsequent Events, page 92

44.

As it relates to the license agreement you entered into on October 3, 2017 with Xencor, Inc., please tell us how you determined it was appropriate to capitalize the fair value of cash, stock and warrants issued (totaling $16.5 million) as intangible assets, rather than expensing as R&D. In this regard, tell us how you determined that the license(s) acquired had alternative future uses pursuant to ASC 730-10-25-2(c).

Response: We attach as Exhibit A for your consideration the Company’s internal memorandum regarding its assessment of the Xencor licensing agreement for capitalization of IPR&D versus expensing the intangibles acquired under the licensing agreement.  Principally, we relied upon ASC 730-10-25-2(c) and Subtopic 350 in our analysis of the appropriate accounting for acquired costs and determined, after review of the license agreement, that the license provided the Company a license to utilize the technology for any and all available alternative uses, other than our initial development plan, pursuant to Section 1.17 and Section 2 of the Xencor license agreement.  Accordingly, we determined that the Company has the rights, including rights to sublicense the technology, to develop the technology for alternative uses; has the intent and technical ability to develop alternative uses following our initial development plan and subject to sufficient capital resources to execute additional research for these alternative uses.

The Company supplemented its disclosures to Form S-1 in our footnote disclosures and in management’s discussion to identify management’s plans for developing the technology for alternative uses subject to the progression of the initial research and development plan and the availability of financing to execute additional development.

Alternate Prospectus Cover Page, page 105

45.

Please provide the fixed price at which the shares being offered by the selling stockholders will be sold until your shares become listed on a national securities exchange or quoted on the OTCBB, OTCQB or OTCQX.

Response: The Company will provide the staff with the information requested in a subsequent filing.

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Selling Stockholders, page 109

46.

Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by BWL Investments Ltd., CTI Holdings, Inc., Galakatos Living Trust, Kinsale SCT Holdings Limited, Lincoln Park Capital Fund, LLC, Malibu Investments Limited, Nicholas Carosi III Revocable Living Trust dated October 3, 1984 and RNE Partners LLC. Please also confirm whether Kenneth M. Sutin has voting and investment control of the shares held by the M.D. Revoc Trust. We note that Lawrence A. Pabst appears in the table twice. Please revise or advise.

Response: The Registration Statement has been revised in response to the staff’s comment.

General

47.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company will provide the staff with the information requested in a subsequent filing.

48.	Please describe briefly the factors considered in determining the offering price of your common stock in this offering as required by Item 505 of Regulation S-K.

Response: The Registration Statement has been revised in response to the staff’s comments. Please see the Summary of the Offering section of the Registration Statement.

49.

We note that your table of contents references a description of property and a directors and executive officers section yet we are unable to locate such sections. We do note that there is a management section. Also, your table of contents appears to list items out of order and does not contain the page numbers for certain sections. Please revise your table of contents accordingly.

Response: The Registration Statement has been revised in response to the staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq., of Sichenzia Ross Ference Kesner LLP at (212) 9816772.

Very truly yours, David Moss Chief Financial Officer

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EXHIBIT A

TO:	GBH CPAS, PC

FROM:	DAVID MOSS, CFO

SUBJECT:	INB03 INTANGIBLE ASSET PURCHASE AND ASSUMPTIONS ON VALUATION

DATE:	NOVEMBER 29, 2017

CC:	RJ TESI, MD

The Company acquired a license to the production and commercialization of the entire suite of assets of XPro595 (now INB03) from Xencor on October 3, 2017 in exchange for a combination of cash, stock, warrants and a royalty agreement. INB03 is a protein based therapeutic entering Phase 1 clinical trials with a full IND package and all required pre-clinical studies. INB03 is known as XPro595 in the published literature and patent applications. While our initial focus will be to focus on INB03 in oncology, INB03 has uses beyond oncology including the treatment of neurodegenerative and neuropsychiatric diseases, cardiovascular diseases including congestive heart failure and metabolic diseases including nonalcoholic fatty liver disease (NAFLD) and nonalcoholic steatohepatitis (NASH). Although the Company will focus on the immuno-oncology uses of INB03 in the near term, the Company plans to expand development into these other indications as resources become available.

We evaluated the accounting treatment of the intangible asset acquired for presentation and disclosure. The Company determined the acquisition of the license did not constitute the acquisition of a business under ASC 805-10-25 and therefore does not qualify as a business combination. The Company further considered ASC 730 to determine if the value of the in-process research and development should be expensed on the date of the acquisition and concluded that the acquisition met the criteria for capitalization.

Excerpt from PWC Accounting and Audit Guide Chapter 9: Asset Acquisitions 9.2.4:

IPR&D is expensed for asset acquisitions at the acquisition date if it has no alternative future use. However, the costs of intangibles that are purchased from others and have alternative future uses (in other research and development projects or otherwise) shall be accounted for as an intangible asset and amortization of those intangible assets used in research and development activities is a research and development cost [ASC 730-10-25-2(c)].

We relied on ASC 730-10-25-2 (c) and Subtopic 350 for the acquisition accounting related to the license agreement. The following is an Excerpt from ADC 730-10:

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25-2 Elements of costs shall be identified with research and development activities as follows:

c. Intangible assets purchased from others. The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with Topic 350. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.

Based on the above literature:

1.	The license was acquired from a third party.
2.	The technology will be used in clinical trials of the drug (i.e. continuing research and development activities.
3.	The technology has alternative uses (as described above) that the Company intends to pursue as resources become available to maximize the value of the technology. Accordingly, the know-how and technology has continuing benefits in addition to the Company’s initial development plan.

Accordingly, the Company believes it is appropriate to capitalize the assets acquired at the fair value of the consideration paid for the license and its associated rights. The elements of consideration included:

1.	Cash of $100,000.
2.	Stock equal to 19% interest in INmune (including one Board seat).
3.	A six year warrant to purchase an additional 10% of the common stock of INmune.
4.	Royalty payment consisting of 5% of future net sales attributed to INB03 over a 10 year period following the first commercial sale (to be recorded as period expense).

VALUATION

The Company engaged a third party valuation firm, HSSK, to value the elements of consideration paid. We determined based on ASC 730 that the royalty payment represents a period expense and therefore not require appraisal for financial reporting purposes. All of the R&D, pre-clinical and drug material is already produced and is ready to go into clinical trials which we expect sometime in the first half of 2018. Future R&D will include scaling up the manufacturing and establishing commercial scale manufacturing which will be several million dollars. The Company has started the process of investigating the scale-up of manufacturing in anticipation of Phase 2 trials and other applications outside of oncology of INB03. The costs associated with this scale-up will be likely less than $3 million dollars and will be raised after phase 1 trials which will be in mid-2019. The Company anticipates that raising this money will be relatively easy as successful data from the Phase 1 along with the Company being public at that time will allow it to fund future manufacturing and R&D development as needed. The remaining elements were valued.

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For our assumptions, we used only 281,950 cancer patients as the population which represents only the US markets and does not include Europe or the rest of the world. Even though we expect our product to be sold outside the US, we felt this was a conservative assumption. Further, we used only cancer deaths in Lung, Breast, Renal, Overy, Colon, and Melanoma which totaled 281,950 as a proxy for advanced disease whereas the actual population is significantly larger than this. (Source of data: http://www.cancer.org/research/cancer-facts-statistics/all-cancer-facts-figures/cancer-facts-figures-2017.html)

We assumed a population growth of 0.80% which comes from the CIA World Factbook (http://www.cia.gov/library/publications/the-world-factbook/geos/us.html).

Number of patients needed per phase of trial is based on our CRO (www.ctifacts.com) and is within the range of typical trials:

As referred to in the HSSK report, Phase 1 testing is projected to commence in Period 1 and conclude before the start of Period 2. Phase 1 costs are estimated at $3.0 million with the associated animal studies costing an additional $1.0 million. Phase 2 testing is forecasted to commence in Period 2 and conclude before the start of Period 4. Phase 2 costs are estimated at $5.6 million per year with the associated animal studies costing an additional $1.5 million per year. Phase 3 testing is forecasted to commence in Period 4 and conclude before the start of Period 7. Phase 3 costs are estimated at $16.7 million per year with the associated animal studies costing an additional $10.0 million per year. Expenses related to use of various patents were also projected to be incurred throughout the clinical phase of the forecast.

The Company has hired an underwriter with the intention to raise the required capital on the public markets to fund the development of its programs as stated above. The Company intends to use the capital markets to raise future capital based on the development costs as it progresses through the development process. Management has significant experience raising money this way and believes that the stages of development will increase the company’s ability to raise capital.

We assumed revenues start in 8 years which is the length we conservatively estimate it will take for approval of Phase 1, 2 and 3. There is risk that the FDA may never approve the product which we is why we have applied a high discount rate. Management feels confident that INB03 in pre-clinical animal studies shows great promise but our ability to get approval will depend on many factors that our outside our control. Preclinical has been completed and a full IND has previously been accepted by the FDA. Revenue peaks and drops off at the end of the patent life. We assumed max market penetration of 30% and annual product pricing of $80,000 per patient. We have been told that our product pricing is low compared to other immunotherapies like PDL, CarT and MaB treatments. For example, PDL are well in excess of this cost (http://www.ncbi.nlm.nih.gov/pmc/articles/PMC4570079/), CarT north of $340,000 (http://www.onclive.com/web-exclusives/novartis-sets-a-price-of-475000-for-car-tcell-therapy) and Herceptin (MaB) is roughly $10,000/month and patients stay on for life ($120,000 per year) (http://www.nytimes.com/2013/02/23/business/fda-approves-breast-cancer-drug.html).

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The Company is projected to begin generating sales from INB03 in Period 8, after which revenue is expected to grow based on expectations regarding penetration of INB03 in the market that INB03 is currently considered to be best suited, which consists of certain high risk oncology patients. INB03’s share of this market is expected to peak at 30.0% between Period 12 and Period 15. We expect that positive Phase 2 data will accelerate product approval to a shorter timeline than 8 years but used 8 years as the average timeline for oncology drug approvals.

Marketing and manufacturing of INB03 is expected to be outsourced at a cost of approximately 70% of total revenue. Manufacturing, 30%; Marketing, 30%; Margin, 10% (McKinsey New Venture, Moscho et al. Nature Biotech 18:719, 2000).

Considering the foregoing risk levels and stages of development, we concluded that the risk inherent in INB03’s future cash flows are most similar in magnitude to the risks associated with start‐up to first‐stage companies, or early Phase I biotech companies, which have a very high to extremely high risk level. Referring to the previously detailed studies in the HSSK report, this would indicate a 45% to 55% rate of return on equity. Based on this analysis a discount rate of 50% is appropriate to discount the cash flows associated with INB03 in Period 4 and beyond. Unlike the cash flows in the latter parts of the forecast period, the forecasted expenses in Period 1 have a high level of certainty. Therefore, a much lower discount rate, commensurate with the yield on Moody’s Baa rated corporate bonds, of 4.3% was applied. Period 2 and Period 3 cash flows were determined to have a somewhat higher level of certainty, relative to the latter year cash flows. Therefore a reduced 50% discount rate to the cash flows for those periods.

Based on the aforementioned revenue and cost drivers, the Company is projected to incur losses through Period 7. Positive earnings are expected to be generated at pretax income margins of 23.0% between Period 8 and Period 17, followed by 28.0% margins through Period 19. Pre‐tax income is projected to peak at $1.74 million in Period 15, steadily declining to $437,000 by the terminal year.

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